UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April 2026

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

General Hornos, No. 690, 1272

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Telecom Argentina S.A.

TABLE OF CONTENTS

Item

1.	English translation of letter dated April 30, 2026, to the Argentine Securities & Exchange Commission (Comisión Nacional de Valores)

FREE TRANSLATION Buenos Aires, April 30, 2026 Comisión Nacional de Valores

Re.: Material Event

Dear Sirs,

I am writing to you in my capacity as Attorney-in-fact of Telecom Argentina S.A. (“Telecom Argentina” or the “Company”) following up on the material event reported on August 5, 2025.

In this regard, the Company informs that yesterday it was notified of Resolution TDC 14/2026 (DISFC-2026-14-APN-TDC#ANC) issued by the Argentine Antitrust Tribunal (Tribunal de Defensa de la Competencia) whereby it was ordered that the original 45-day period established in section 14 of Law 27,442 be extended by an additional 30 days, within the framework of the proceeding EX-2025- 22498026- -APN-DR#CNDC, docket: “TELECOM ARGENTINA S.A. S/ NOTIFICACIÓN ART. 9 LEY N. 27.442” (Conc. 2025).

Resolution TDC 14/2026 also establishes that the extension provided thereby shall take effect once the 45-day period set forth by section 14 of Law 27,442 has expired, the calculation of which commenced on February 24, 2026, notwithstanding the possibility of granting additional extensions if necessary, until the total period set forth in said section is complete.

Sincerely,

Telecom Argentina S.A.

/s/Andrea V. Cerdán
Attorney-in-Fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	April 30, 2026	By:	/s/ Luis Fernando Rial Ubago
			Name:	Luis Fernando Rial Ubago
			Title:	Responsible for Market Relations